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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*



                         SBA Communications Corporation
                                (Name of Issuer)


                           Common Stock Par Value $.01
                         (Title of Class of Securities)


                                   78388J 10 6
                                 (CUSIP Number)

     Check the following box if a fee is being paid [ ]. (A fee is not required only if with this statement the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  78388J 10 6                  13G                               PAGE 2

 1   NAME OF REPORTING PERSON   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Advent VII L.P.                                                  04-3181563
     Advent Atlantic & Pacific III L.P.                               04-3299318
     TA Venture Investors L.P.                                        04-3068354

 2   CHECK THE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  /X/

                                                                        (b)  / /

 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Advent VII L.P.                                               Delaware
     Advent Atlantic & Pacific III L.P.                            Delaware
     TA Venture Investors L.P.                                     Massachusetts

                    5  SOLE VOTING POWER
    NUMBER OF          Advent VII L.P.                                 1,450,931
                       Advent Atlantic & Pacific III L.P.              1,243,656
      SHARES           TA Venture Investors L.P.                          27,230

                    6  SHARED VOTING POWER
   BENEFICIALLY                                                 N/A

     OWNED BY
                    7  SOLE DISPOSITIVE POWER
       EACH            Advent VII L.P.                                 1,450,931
                       Advent Atlantic & Pacific III L.P.              1,243,656
    REPORTING          TA Venture Investors L.P.                         27,230

                    8  SHARED DISPOSITIVE POWER
       WITH                                                    N/A


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Advent VII L.P.                                                   1,450,931
     Advent Atlantic & Pacific III L.P.                                1,243,656
     TA Venture Investors L.P.                                            27,230

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Advent VII L.P.                                                       4.64%
     Advent Atlantic & Pacific III L.P.                                    3.97%
     TA Venture Investors L.P.                                             0.09%

12   TYPE OF REPORTING PERSON

     Each entity is a Limited
     Partnership


                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (a)  NAME OF ISSUER: Private Business, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            9010 Overlook Boulevard
            Brentwood, TN  37027

ITEM 2 (a)  NAME OF PERSON FILING:
            TA/Advent VIII L.P.
            Advent Atlantic & Pacific III L.P.
            TA Executives Fund LLC
            TA Investors LLC.

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            c/o TA Associates
            125 High Street, Suite 2500
            Boston, MA  02110

ITEM 2 (c)  CITIZENSHIP: Not Applicable

ITEM 2 (d)  TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)  CUSIP NUMBER: 8388J 10 4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4      OWNERSHIP
ITEM 4 (a)  AMOUNT BENEFICIALLY OWNED:                             COMMON STOCK
                                                                   ------------
            TA/Advent VIII L.P.                                       1,450,931
            Advent Atlantic & Pacific III L.P.                        1,243,656
            TA Venture Investors L.P.                                    27,230

ITEM 4 (b)  PERCENT OF CLASS                                         PERCENTAGE
                                                                     ----------
            TA/Advent VIII L.P.                                           4.64%
            Advent Atlantic & Pacific III L.P                             3.97%
            TA Venture Investors L.P.                                     0.09%

ITEM 4 (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:          COMMON STOCK
                                                                   ------------
            TA/Advent VIII L.P.                                       1,450,931
            Advent Atlantic & Pacific III L.P                         1,243,656
            TA Venture Investors L.P.                                    27,230

            (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:             N/A

            (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:  COMMON STOCK
                                                                    ------------
            TA/Advent VIII L.P.                                        1,450,931
            Advent Atlantic & Pacific III L.P                          1,243,656
            TA Venture Investors L.P.                                     27,230

            (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION      N/A

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10  CERTIFICATION: Not Applicable

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       2/14/00
                                                -------------------------
                                                         Date

                                                /s/ Katherine S. Cromwell
                                                -------------------------
                                                       Signature

                                                   Managing Director
                                                -------------------------
                                                       Name/Title

AGREEMENT FOR JOINT FILING

TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Private Business, Inc.

Dated:

TA/ADVENT VIII L.P.
By:  TA Associates VIII LLC, its General Partner
By:  TA Associates, Inc. its Manager

By:
        Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC & PACIFIC III L.P.
By:  TA Associates AAP III Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
        Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS LLC
By:

By:
        Katherine S. Cromwell, Managing Director